Exhibit 99.1

Joint Filer Information

Name of Joint Filer: Evelyn H. Lauder

Address of Joint Filer: c/o The Estee Lauder Companies Inc.

767 Fifth Avenue

New York, NY  10153

Relationship of Joint Filer to Issuer: Officer (Senior Corporate Vice President)

Issuer Name and Ticker or Trading Symbol: The Estee Lauder Companies Inc. [EL]

Date of Earliest Transaction Required

to be Reported (Month/Day/Year): 6/3/2010

Designated Filer: Leonard A. Lauder